TeliaSonera Takes Steps to Lower Prices on International Mobile Calls

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 12, 2006--TeliaSonera (HEX:TLS1V) (STO:TLSN) are initiating negotiations with major European mobile operators to bring down end user prices for making mobile calls abroad. The initiative taken by other European operators in the last few days to reduce their wholesale prices has opened the door for TeliaSonera to renegotiate its agreements for international roaming services.

These initiatives have been triggered by the European Commission, which has recently taken actions to make the telecom industry more aware of what customers think about prices for using their mobile when they are abroad.

"TeliaSonera is firmly of the opinion that lower end-user prices will benefit our long-term business through increased volumes", says Terje Christoffersen, Group Vice President of Marketing, Products and Services, TeliaSonera AB. "We welcome the recent moves on the market towards lower wholesale prices and TeliaSonera will use these efforts to promote lower prices to the customer, as well as increasing trust and satisfaction in international mobile services."

Today is the deadline for the European Commissions' consultation period on international roaming. TeliaSonera will indicate its support for a reduction of end-user prices for international roaming within the EU-Member States, and this can best be achieved by addressing the wholesale prices between operators.

TeliaSonera is of the opinion that the industry is able and willing to address this matter. Proof of this has already been shown in the last couple of weeks and the operators should be allowed to self-regulate the issue.

TeliaSonera urges the European Commission to accept that wholesale prices should be reduced stepwise on a yearly basis in order to allow the industry to adapt itself to the new price levels.

TeliaSonera also underlines that if wholesale price regulation is enforced within the EU, according to existing WTO-GATS Agreements, these lower prices would also be available to non European operators - without such operators having an obligation to offer the same price levels back to the European operators. This would result in money flowing out of Europe to the detriment of both the telecom industry and the European economy. This risk would not arise with self-regulation where prices are arrived at through mutual commercial agreements between operators.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Terje Christoffersen
Group Vice President of Marketing, Products & Services
or
Gunnar Forsgren
Vice President of Corporate Relations
Both via TeliaSonera's Press Office
tel (0)8-713 58 30